Exhibit 99.2

SEVCON, INC.

FORM OF LETTER TO REGISTERED HOLDERS OF COMMON SHARES

Up to $10,008,250 of Shares of Series A Convertible Preferred Stock Issuable
Upon Exercise of Transferable Subscription Rights

Enclosed for your consideration is a prospectus (the “Prospectus”), relating to the offering by Sevcon, Inc. (the “Company”) of transferable rights (the “Rights”) to subscribe for shares of the Company’s Series A Convertible Preferred Stock, par value $0.10 per share (“Series A Preferred”), by stockholders of record (“Record Date Stockholders”) as of 5:00 p.m., Eastern Daylight Time, on July 25, 2014 (the “Record Date”).

The Company is issuing Rights to subscribe for shares of its Series A Preferred, on the terms and subject to the conditions described in the Prospectus. The Rights may be exercised at any time during the subscription period, which commences on August 6, 2014 and ends at 5:00 p.m., Eastern Daylight Time, on September 8, 2014, unless extended by the Company in its sole discretion (as it may be extended, the “Expiration Date”). The Rights are transferable and are listed for trading on the NASDAQ Capital Market under the symbol “SEVRR” until the Expiration Date.

As described in the Prospectus, Record Date Stockholders will receive one transferable right for each share of the Company’s common stock owned on the Record Date. Each Right entitles you to purchase 0.13022 shares of Series A Preferred at the subscription price of $21.50 per whole share (the “Basic Subscription Right”).

Holders who fully exercise their Basic Subscription Rights will be entitled to subscribe for additional shares that remain unsubscribed as a result of any unexercised rights (the “Over-Subscription Right”). If sufficient remaining shares of Series A Preferred are available, all over-subscription requests will be honored in full. If requests for shares of Series A Preferred pursuant to the Over-Subscription Right exceed the shares of Series A Preferred available, the remaining shares of Series A Preferred will be prorated among those who properly exercised Over-Subscription Rights in proportion to their respective Basic Subscription Rights. Rights may only be exercised for whole numbers of shares; no fractional shares of Series A Preferred will be issued in this offering.

The Rights are represented by a transferable subscription certificate (a “Subscription Certificate”) issued in your name.

In addition to the Prospectus, enclosed are copies of the following documents:

1.	Transferable Subscription Rights Certificate;

2.	Instructions for Use of Transferable Subscription Rights;

3.	IRS Form W-9 with Instructions

4.	A Form of a Notice of Guaranteed Delivery; and

5.	A return envelope, addressed to Broadridge Corporate Issuer Solutions, Inc. (the “Subscription Agent”).

Your prompt attention is requested. To exercise Rights, you should complete and sign the Subscription Certificate and forward it, with payment of the subscription price in full for each share of Series A Preferred subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Right to the Subscription Agent, as indicated on the Subscription Certificate. The Subscription Agent must receive the properly completed and duly executed Subscription Certificate and full payment at or before 5:00 p.m., Eastern Daylight Time, on the Expiration Date, unless delivery of the Subscription Certificate is effected pursuant to the guaranteed delivery procedures described in the enclosed Instructions and the Notice of Guaranteed Delivery.

You will have no right to rescind your subscription after receipt of your payment of the subscription price, except as described in the Prospectus. Rights not exercised at or before 5:00 p.m., Eastern Daylight Time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE INFORMATION AGENT, AT (855) 793-5068.